Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

We, as members of management of The China Fund, Inc. (the "Fund") are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2. "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of The China Fund, Inc.'s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 1999.

Based on this evaluation, we assert that The China Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999, with respect to securities reflected in the investment accounts of The China Fund, Inc.




Tom Callahan
Treasurer